VIA EDGAR Samantha Brutlag Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Gabelli Equity Series Funds, Inc.
(File Nos.: 33-41913; 811-06367)

Dear Ms. Brutlag:

Thank you for your oral comments provided on May 12, 2023 regarding your review of the registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on March 31, 2023 (the “Registration Statement”) by Gabelli Equity Series Funds, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Corresponding changes to the Registration Statement will be reflected in Post-Effective Amendment No. 60 to the Registration Statement (the “Post-Effective Amendment”), which the Company intends to file on or about May 26, 2023, will be marked to show all changes made since the filing made on March 31, 2023, and will have a designated effective date of June 1, 2023 pursuant to Rule 485(b)(1) under the Securities Act.

Your oral comments are summarized in bold to the best of our understanding, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Samantha Brutlag

May 17, 2023

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Comments and Responses

1.	Please ensure that all comments are conformed across all applicable sections of the Registration Statement, as applicable.

The Company confirms it has conformed its responses across all applicable sections of the Registration Statement

2.	With respect to the Small Cap Growth Fund, please add a reference to investing in both U.S. and non-U.S. small capitalization companies to the “Principal Investment Strategies” disclosure in light of the principal risk factor discussing investments in foreign securities.

The Company will revise the first sentence under Small Cap Growth Fund’s principal investment strategy disclosure in the Post-Effective Amendment as follows: “Under normal market conditions, the Small Cap Growth Fund invests at least 80% of its net assets in equity securities of U.S. and non-U.S. companies that are considered to be small companies at the time the Small Cap Growth Fund makes its investment.”

3.	With respect to the Equity Income Fund, in the “Principal Investment Strategies” disclosure, please:
a.	add a reference to investing in both U.S. and non-U.S. companies in light of the principal risk factor discussing investments in foreign securities;
b.	indicate a capitalization range of companies in which the Equity Income Fund seeks to invest and add corresponding risk factors if necessary; and
c.	to the extent the existing disclosure implies a focus on large capitalization stocks (i.e., through a reference to the S&P 500 Index), either add a specific reference to that capitalization focus (along with corresponding risk disclosure) or clarify the Equity Income Fund’s strategy in terms of the capitalization of companies in which it seeks to invest.

The Company will revise the Equity Income Fund’s “Principal Investment Strategies” disclosure in the Post-Effective Amendment in substantially the form attached hereto as Exhibit A and add the principal risk factors in the form included on Exhibit A.

4.	Please consider highlighting that the Equity Income Fund invests in value stocks as a principal investment strategy in light of the principal risk factor discussing value investing risk.

The Company has considered this comment and respectfully notes that the Equity Income Fund’s principal investment strategy disclosure presently states: “In selecting investments for the Equity Income Fund, the Adviser focuses on issuers that . . . • may be subject to a value catalyst, such as industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business.” The Company believes this disclosure addresses the value investing aspect of the Equity Income Fund’s principal investment strategy, and therefore respectfully does not intend to modify the Post-Effective Amendment in response to this comment.

Samantha Brutlag

May 17, 2023

5.	Each of the Focused Growth and Income Fund’s and the Global Financial Services Fund’s fee table reflects a fee waiver that will terminate on January 31, 2024, which is less than one year from the date the Post-Effective Amendment will become effective under the Securities Act. For each Fund, please either remove the reference to the fee waiver and its impact on expenses, or extend the fee waiver so that it will not terminate prior to the one year anniversary of the effectiveness of the Post-Effective Amendment under the Securities Act.

The Adviser and the Company’s Board of Directors have extended the referenced fee waivers until June 1, 2024, which will be the one year anniversary of the effectiveness of the Post-Effective Amendment under the Securities Act.

6.	Please consider including emerging markets risk as a standalone risk factor for the Focused Growth and Income Fund in the summary prospectus portion of the prospectus.

The Company respectfully submits that investments in emerging market securities, while permitted by the Focused Growth and Income Fund’s investment strategy, are not a significant component of the Focused Growth and Income Fund’s portfolio. Therefore, the Company believes that the brief reference to emerging markets risks in the summary prospectus portion of the Focused Growth and Income Fund’s prospectus is sufficient, with a standalone emerging markets risk factor included in the statutory prospectus section of the Company’s prospectus (page 39 of the Registration Statement).

7.	Please include the fact that each of the Focused Growth and Income Fund and the Global Financial Services Fund is a non-diversified fund in each Fund’s respective “Principal Investment Strategies” disclosure.

The Company will include the requested disclosure in the Post-Effective Amendment.

8.	Please consider whether the “Limited Operating History” risk remains relevant for the Global Financial Services Fund given the Fund is now in its fifth year of operation.

The Company will remove the referenced risk factor in the Post-Effective Amendment.

9.	Please state under “Management—The Portfolio Manager” how long the Global Financial Services Fund’s portfolio manager has served in that role.

The Company will include the requested disclosure in the Post-Effective Amendment.

10.	For all Funds that may invest in debt securities, please specify the quality, duration and maturity parameters for such debt securities.

The Company will add the following disclosure under “Investment Objectives, Investment Strategies, and Related Risks—All Funds” in the Post-Effective Amendment:

Under normal market conditions, the Small Cap Growth Fund, Equity Income Fund and Focused Growth and Income Fund may each invest up to 20% of its total assets, and the Global Financial Services Fund may invest without limit, in lower quality nonconvertible debt securities. There is no minimum credit rating for these securities in which the Funds may invest. Accordingly, the Funds could invest in securities in default although a Fund will not invest more than 5% of its assets in such securities. The Funds may invest in nonconvertible debt securities of any maturity and the Funds do not target any particular portfolio average duration or maturity.

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Samantha Brutlag

May 17, 2023

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Samantha Brutlag

May 17, 2023

Exhibit A

Principal Investment Strategies

The Equity Income Fund will seek to achieve its investment objective through a combination of capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets in income producing equity securities of both U.S. and non-U.S. companies. Income producing equity securities include, for example, common stock, preferred stock, and convertible securities. In making stock selections, Gabelli Funds, LLC, the Equity Income Fund’s adviser (the “Adviser”), looks for securities of issuers with any capitalization size that have a better yield than the average of the Standard and Poor’s 500 Index (the “S&P 500 Index”), as well as capital gains potential.

In selecting investments for the Equity Income Fund, the Adviser focuses on issuers that:

•	have strong free cash flow and pay regular dividends
•	have potential for long term earnings per share growth
•	may be subject to a value catalyst, such as industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business
•	are well managed
•	will benefit from sustainable long term economic dynamics, such as globalization of an issuer’s industry or an issuer’s increased focus on productivity or enhancement of services.

The Adviser also believes preferred stock and convertible securities of selected companies offer opportunities for capital appreciation as well as periodic income and may invest a portion of the Equity Income Fund’s assets in such securities. This is particularly true in the case of companies that have performed below expectations. If a company’s performance has been poor enough, its preferred stock and convertible debt securities will trade more like common stock than like a fixed income security and may result in above average appreciation if performance improves. Even if the credit quality of the company is not in question, the market price of the convertible security will reflect little or no element of conversion value if the price of its common stock has fallen substantially below the conversion price. This leads to the possibility of capital appreciation if the price of the common stock recovers.

Principal Risks

•	Small and Mid Capitalization Companies Risk. Investing in securities of small and mid-capitalization companies may involve greater risks than investing in larger, more established issuers. Small and mid-capitalization companies may be less well established and may have a more highly leveraged capital structure, less liquidity, a smaller investor base, lower revenues, limited product lines, greater dependence on a few customers, or a few key personnel and similar factors that can make their business and stock market performance susceptible to greater fluctuation and volatility. As a result, the purchase or sale of more than a limited number of shares of a small and medium company may affect its market price. The Equity Income Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium company stocks may not be well known to the investing public.

•	Large Capitalization Companies Risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large capitalization companies. Large capitalization companies generally experience slower rates of growth in earnings per share than do mid and small capitalization companies.